EXHIBIT 99.8

Third Quarter Report, including unaudited interim financial statements and related management’s discussion and analysis, for the fiscal quarter ended December 31, 2004, together with certifications of such interim filings by the Chief Executive Officer and Chief Financial Officer

AnorMED Inc.

December 31, 2004

3      Third Quarter

AnorMED is a chemistry-based
biopharmaceutical company focused
on the discovery, development and
commercialization of the new therapeutic
products in the area of hematology,
HIV and oncology.

01 Message from the President

05 Management’s Discussion and Analysis

14 Financial Statements

22 Notes to the Financial Statements

29 Corporate Information

MESSAGE FROM THE PRESIDENT

The third quarter of Fiscal 2005 marked the beginning of our Phase III program for AMD3100, our lead drug candidate. On December 2, 2004, we reached an agreement with the U.S. Food and Drug Administration (FDA) on our Phase III trial design for AMD3100. During the quarter we also received a U.S.$18 million milestone payment from Shire Pharmaceuticals Group, plc (Shire) for the FDA approval of FOSRENOLTM. These funds will be used to support the development of AMD3100 and AMD070, as well as advance our early stage products.

RECENT EVENTS

  Initiated patient enrollment in Phase III program for AMD3100 in stem cell transplantation

  Completed Special Protocol Assessment agreement with FDA on the design for Phase III clinical trials of AMD3100 in stem cell transplantation

  Presented Phase II clinical trial data demonstrating the utility of AMD3100 in allogeneic transplantation at the American Society of Hematology Conference (ASH), December, 2004

  Expanded AMD3100 stem cell transplantation program to include centers in Canada and the European Union

  Received a U.S.$18 million milestone payment from Shire as a result of approval of FOSRENOL in the U.S. by the FDA

UPCOMING MILESTONES

  Initiate patient enrollment in Phase Ib/IIa trial for AMD070 in HIV in collaboration with the U.S. Adult AIDS Clinical Trials Group

  Report data from ongoing Phase II clinical trials with AMD3100 at the Tandem Bone Marrow Transplant Meeting, February 10-14, 2005 in Keystone, Colorado

  Initiate Phase II clinical trials with AMD3100 in transplant for Chronic Myeloid Leukemia (CML), as well as in combination with other mobilization regimens

  Report data from ongoing Phase II and preclinical studies with AMD3100 at the European group for Blood and Marrow Transplant Meeting, March 20-23, 2005 in Prague, Czech Republic

  Initiate cardiac tissue repair program by filing an Investigational New Drug Application (IND) with the FDA to evaluate the safety of AMD3100 in cardiac patients

  Receive milestone payments from Shire contingent upon additional European approvals for FOSRENOL

  Report preliminary efficacy of AMD070 in HIV patients

  Select CCR5 HIV entry inhibitor candidate

Message from the President Continued

CORE PROGRAMS / STEM CELL TRANSPLANT  Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat hematologic cancers, such as multiple myeloma (MM) and non-Hodgkin’s lymphoma (NHL), among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplantation. Approximately 45,000 stem cell transplants are performed globally every year.

AMD3100, a stem cell mobilizer, is a new drug candidate that has the potential to help more patients undergo a successful transplant. Our Phase II clinical data to date in over 100 non-Hodgkin’s lymphoma and multiple myeloma patients shows AMD3100 increases the number of stem cells available for transplantation. Our clinical program on AMD3100 is being conducted at multiple transplant centers in the United States, Canada and Europe.

On December 2, 2004 we reached an agreement with the FDA on the design of our two Phase III trials, involving a total of 600 cancer patients undergoing the autologous stem cell transplantation procedure. One study will enrol 300 non-Hodgkin’s lymphoma patients and the other study 300 multiple myeloma patients. On January 25, 2005 we announced that patient recruitment into these Phase III trials had been initiated.

Both Phase III studies are randomized, double-blind, placebo controlled, comparative trials of AMD3100 plus G-CSF versus placebo plus G-CSF and are designed to evaluate the ability of AMD3100 in combination with G-CSF: to provide a rapid increase in the number of peripheral blood stem cells capable of engraftment; to increase the proportion of patients reaching a peripheral blood stem cell target; and to reduce the number of apheresis sessions required for patients to reach a target number of stem cells. The primary endpoint in the NHL study is a stem cell collection target of greater than or equal to 5 million CD34+ cells/kg of patient body weight in four or less days of apheresis. The primary endpoint in the MM study is a stem cell collection target of greater than or equal to 6 million CD34+ cells/kg patient body weight in two or less days of apheresis. The studies will be conducted at multiple centers located throughout the United States.

The study endpoints and statistical analysis for the Phase III program are based on results from our Phase II program on AMD3100 as well as historical data from standard stem cell mobilization regimens using G-CSF alone. Based on this data, each Phase III study is powered to show a minimum of a 20 percentage point difference in the number of patients who achieve the primary endpoint between the study arms. Dependent upon recruitment rates we hope to complete patient enrollment and three month follow up in 2006. Additional guidance regarding the timing for filing a New Drug Application will be provided in 2005.

At the 2004 ASH Conference held in December, preliminary results from an investigator sponsored study on AMD3100 supporting its potential use as a single agent to mobilize stem cells from healthy donors for allogeneic stem cell transplantation in cancer patients were reported for the first time. Additional data presented at ASH continue to show that AMD3100, in combination with standard stem cell mobilization regimens: provides a rapid increase in the number of peripheral blood stem cells capable of engraftment; increases the proportion of patients reaching a peripheral blood stem cell target required for transplant, even in heavily pre-treated patients; and reduces the number of apheresis sessions required for patients to reach a target number of peripheral blood stem cells.

We have completed three Phase II studies and are recruiting patients for six Phase II trials, including trials in Germany and Canada. We plan to continue our Phase II program in order to evaluate the potential of AMD3100 in combination with different stem cell mobilization regimens including chemotherapy. Investigator sponsored studies are currently ongoing to evaluate AMD3100 as a single agent in allogeneic transplantation. New clinical data from these studies will be presented at the Tandem Bone Marrow Transplant Meeting, February 10-14, 2005 in Keystone, Colorado. Additional preclinical and clinical data will also be presented at the European group for Blood and Marrow Transplant Meeting, March 20-23, 2005 in Prague, Czech Republic.

/ HIV PROGRAM: AMD070–A CXCR4 INHIBITOR AND CCR5 HIV INHIBITORS

During the past quarter, we remained focused on the discovery and development of a new class of HIV drugs. Patient recruitment into our Phase Ib/IIa study for AMD070, a CXCR4 HIV entry inhibitor, is expected in the fourth fiscal quarter. This study will be conducted at multiple centers in the U.S. by the U.S. Adult AIDS Clinical Trials Group, which is supported by the National Institute of Allergy and Infectious Diseases at the National Institute

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Message from the President continued

of Health. This is a dose ranging study that will evaluate the ability of AMD070 to reduce CXCR4- using virus in HIV patients. We hope to report preliminary data from this study in the second half of 2005. Also, our in house research program continues to make progress in the identification of HIV entry inhibitors targeting the CCR5 receptor and in the selection of a lead for clinical development.

EARLY STAGE PROGRAMS  On January 28, 2005, we received feedback from the FDA regarding our pre-IND package for AMD3100 in cardiac tissue repair and now plan to file an IND to evaluate its potential to repair damaged heart tissue in patients who have had heart attacks. We also continue to explore additional applications of AMD3100 in oncology and look forward to updating you on the progress of these programs.

LICENSEES  In October 2004, we earned a U.S.$18 million milestone payment from Shire as a result of the U.S. FDA approval of FOSRENOL. Additional approvals in Europe, if granted, are expected to result in additional milestone payments totaling U.S.$6 million. Also during the quarter, Shire exercised their option and agreed to pay us a U.S.$6 million milestone upon regulatory approval of FOSRENOL in Japan.

NeoRx Corporation, which licensed NX473 from us, has received clearance from the FDA for an IND application for NX473 in small cell lung cancer. They plan to initiate the lung cancer trial in the first half of 2005 followed by a Phase I/II dose escalation study of NX473 in colorectal cancer.

During this quarter, North American Scientific Inc. terminated a non-exclusive licensing agreement with us for our HYNIC linker technology due to their cancellation of development of their product that incorporated our HYNIC technology.

Our current cash position and anticipated milestones mean we are well positioned to deliver on our research and development targets and we are looking forward to a successful and productive 2005.

“Michael J. Abrams”

Michael J. Abrams, Ph.D.
President & CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 1, 2005 The following information should be read in conjunction with the unaudited interim financial statements and their accompanying notes as at and for the three and nine month periods for Fiscal 2005 ended December 31, 2004 (“Q3-2005”), as well as the audited annual financial statements, their accompanying notes, and management’s discussion and analysis for the year ended March 31, 2004 included in our Annual Report (“2004 Annual Report”). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts following are expressed in Canadian dollars unless otherwise indicated. Additional information relating to AnorMED Inc., including our Annual Information Form, is filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com

OVERVIEW

During our third fiscal quarter ended December 31, 2004, we received a milestone payment of U.S.$18 million from Shire Pharmaceuticals Group, plc (“Shire”) as a result of approval of FOSRENOL in the United States by the FDA. This milestone met the criteria for revenue recognition and, consequently, we generated net income of $15,848,000 ($0.50 per common share) in the quarter. Further regulatory approvals for FOSRENOL, if granted, are expected to generate additional milestone payments from Shire totaling U.S.$6 million upon approval in the relevant E.U. countries. Also during Q3- 2005, Shire exercised its option and agreed to make a U.S.$6 million milestone payment to us upon regulatory approval of FOSRENOL in Japan. We do not expect to generate sustained profitability unless and until additional product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

During Q3-2005, we reached an agreement with the FDA under the FDA Special Protocol Assessment (“SPA”) for the design of our Phase III protocols for AMD3100, our new agent for stem cell transplant in cancer patients. We have now begun to recruit patients into the two randomized pivotal Phase III studies. Consequently, we expect our clinical costs to increase substantially as we recruit patients for these studies.

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Management’s Discussion and Analysis continued

We expect patient recruitment to begin in the fourth quarter of this fiscal year for our Phase Ib/IIa clinical trial for AMD070 in HIV being conducted in collaboration with the U.S. Adult AIDS Clinical Trials Group (“ACTG”). The ACTG has agreed to pay the majority of the clinical and regulatory costs of this trial and, as a result, our clinical costs are minimal. However, we will be responsible for drug supply, patient screening and some data analysis costs.

During Q3-2005, our operational activities were similar to the previous quarter ended September 30, 2004 (“Q2-2005”), other than the receipt of the milestone payment from Shire and a decrease of approximately $255,000 in patent filing costs. We incurred increased patent filing costs in Q2-2005 in support of a national entry stage filing of the PCT (world patent) application for the AMD070 patent.

Our financial condition and results of operations for Q3-2005 were consistent with management’s expectations.

There have been no material changes during Q3-2005 to the forward-looking information provided in the 2004 Annual Report other than we now expect to initiate patient enrollment into the Phase Ib/IIa clinical trial for AMD070 in the fourth fiscal quarter of 2005. Contingent upon the rate of patient recruitment, we plan to report preliminary efficacy data from this clinical trial in Fiscal 2006.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are as disclosed in the “Management’s Discussion and Analysis” section and in the annual financial statements contained in our 2004 Annual Report.

RESULTS OF OPERATIONS

We recorded net income of $15,848,000 ($0.50 per common share) for the third fiscal quarter, Q3-2005, compared to a net loss of $6,584,000 ($0.21 per common share) for the previous fiscal quarter, Q2-2005, and a net loss of $4,409,000 ($0.17 per common share) for the third quarter of fiscal year 2004 (“Q3-2004”).

Revenues

We earned licensing revenue during Q3-2005 of $21.6 million as a result of Shire receiving FDA approval of FOSRENOL that triggered its obligation to make a milestone payment to us of U.S.$18 million, that we received during the third quarter. Otherwise, no other significant revenue was earned in the third fiscal quarter similar to Q2-2005. Last year in Q3-2004, we earned $33,000 in licensing revenue from a non-exclusive licensing agreement with North American Scientific Inc. (NASI) for our HYNIC linker technology. NASI terminated this agreement in Q3-2005 in connection with the cancellation of development of their product that incorporated our HYNIC technology.

We expect that sources of revenue for the next several years will continue to be primarily interest income and payments under existing licensing and collaborative research agreements. Licensing and collaborative research payments are conditional upon the sale of approved products and the achievement of certain milestones under these agreements.

EXPENSES

Research and Development

Our contract research expenditures of approximately $1.3 million in Q3-2005 were 16% lower than those incurred in the previous quarter as a result of costs associated with the formulation development for AMD070 last quarter. However, contract research costs in Q3-2005 were 14% higher than those incurred in Q3-2004 with the progress in our clinical programs for AMD3100 and AMD070 comprising the majority of the increase year over year.

Currently, we are recruiting patients into six Phase II trials for AMD3100, including trials in Germany and Canada, and we plan to initiate two new Phase II trials in the first half of calendar 2005. In addition, patient enrollment into our pivotal Phase III clinical trials started in the fourth quarter of Fiscal 2005.

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Management’s Discussion and Analysis continued

A total of 600 patients will be enrolled into two Phase III studies and the rate of recruitment in this clinical program will directly impact the level of expenditures. Consequently, we expect our research and development expenses to increase over the next several quarters.

We have also developed and manufactured AMD070 drug substance with a new salt formulation designed to improve stability. This project will incur further analytical and stability costs during the remainder of Fiscal 2005.

Patent expenses, included in research and development costs of approximately $300,000, were incurred during Q2-2005 in support of a national entry stage filing of the PCT application into selected countries. There are no more patent applications scheduled for national entry stage filing for the remainder of Fiscal 2005 and there were none in Q3-2004.

The progress in our product development has required us to continue to increase our personnel. We have increased our research staff by six people over Q2-2005 and by twenty over Q3-2004 for a total of 90 research and development staff as of December 31, 2004. In addition, stock-based compensation expense for research and development employees of $254,000 was recorded in this period versus $65,000 for the corresponding period last year. Stock-based compensation expense increased in the current period because the costs associated with options that have been granted over the last seven quarters (versus only three quarters in Q3-2004) are included this quarter, since the accounting policy was adopted effective April 1, 2003. See the “Share Capital – Stock-based Compensation Expense” note in the accompanying unaudited interim financial statements for additional details relating to this expense and the “Changes in Accounting Policies-Stockbased Compensation” note for details regarding the adoption of this accounting policy.

General and Administrative

General and administrative expenses increased in Q3-2005 by 64% over those incurred in Q3-2004 and decreased marginally over those incurred in Q2-2005. Activity in several areas contributed to the increase year over year as we engaged a combination of outside consultants and new employees to support our preliminary pre-marketing activities for AMD3100 and our investor relations and strategic planning activities. We did not engage in these activities during Q3-2004. We had a total of 25 general and administrative employees as of December 31, 2004 compared to 19 as of December 31, 2003. We will be required to add additional resources to achieve our goals while negotiating an increasingly complex regulatory environment and this will result in increased general and administrative expenses.

Stock-based compensation expense for general and administrative personnel was $84,000 for Q3-2005, compared to $21,000 for Q3-2004, increasing for the same reason described above for research and development personnel.

Amortization

We anticipate seeing the level of amortization expense decrease in comparison to previous quarters, as is reflected in the current quarter’s numbers, as we have a number of assets that have achieved full depreciation. We do not expect that increased capital expenditures over the fiscal year will substantially change amortization expense for the year.

Other Income (Expenses)

Interest income increased in Q3-2005 in comparison to Q3-2004 in spite of lower interest rates, since the average cash balance over the quarter this year was approximately 35% higher than last year.

In the first half of Fiscal 2005 we recorded a loss of $792,000 on the investment in NeoRx Corporation common shares that were received originally as a partial payment for a licensing milestone. Although the share price for NeoRx has increased during Q3-2005, we have not recorded the increase in current market value since we intend to hold these shares and, consequently, the carrying value has now been recorded as a Long-term Investment. See the “Longterm Investment” note in the accompanying unaudited interim financial statements for further details.

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Management’s Discussion and Analysis continued

SUMMARY OF QUARTERLY RESULTS

The following table summarizes our unaudited quarterly statements of operations for the last eight quarters. This information should be read in conjunction with our audited financial statements for our fiscal years ended March 31, 2003 and 2004.

(in thousands of Canadian dollars, except per share data)
		Mar 31 2003		Jun 30 2003		Sep 30 2003		Dec 31 2003		Mar 31 2004		Jun 30 2004		Sep 30 2004	Dec 31 2004
Revenue		$147		$34		-		$33		$1,955		$2,310		$11	$21,600
Net income (loss)	$	(5,391)	$	(4,979)	$	(4,212)	$	(4,409)	$	(3,931)	$	(3,814)	$	(6,584)	$15,848
Income (loss) per share	$	(0.21)	$	(0.19)	$	(0.16)	$	(0.17)	$	(0.12)	$	(0.12)	$	(0.21)	$0.50

(1) The net income (loss) per quarter for our fiscal years ended March 31, 2003 and 2004 has been restated for changes in accounting policies as follows:

Stock-based Compensation – effective April 1, 2003, in accordance with the amended recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized by the fair value method for stock-based awards made to employees. Due to the allowance of the prospective treatment of the compensation expense, the change in accounting policy required no restatement of financial statements prior to April 1, 2003.

Patents – effective April 1, 2003, we changed our policy of identifying amounts related to the initial patent costs associated with the protection of intellectual property. This change had been applied retroactively and required restatement of financial statements prior to April 1, 2003.

See the “Changes in Accounting Policies” note in the accompanying unaudited interim financial statements for more details relating to these restatements.

Quarterly Trends

Our spending patterns continue to reflect the progress of our core products AMD3100 and AMD070, and the retention and expansion of our workforce necessary to sustain that progress. In the quarter ended March 31, 2003, the majority of our effort was directed to activities required to file the AMD070 Investigational New Drug application with the FDA. In the immediately following six fiscal quarters, we initiated and expanded our Phase II clinical trials with AMD3100 and manufactured drug substance and drug product to support both product’s clinical programs. Throughout the quarters our research programs have focused on developing a CCR5 clinical candidate and developing backup CXCR4 inhibitors for HIV and, in the last few quarters, we have added the evaluation of CXCR4 inhibitors in cardiac tissue repair and oncology. In upcoming quarters we will continue to increase our net loss as we advance through the AMD3100 Phase III clinical studies and pursue other activities required to support filing a New Drug Application with the FDA in the future and initiate the pre-commercialization activities for AMD3100.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2004, we had a total cash position of $70,042,000 comprised of cash, cash equivalents and short-term investments. Cash equivalents and short-term investments include $68,975,000 invested in high-grade, liquid commercial, financial and government paper with maturity dates ranging up to one year and realizing an average interest rate this quarter of 2.42% compared to 2.20% for Q2-2005. Our working capital is approximately $69.3 million as at December 31, 2004, as compared to $63.0 million at March 31, 2004. The increase in our working capital is primarily attributable to our receipt of the milestone payment from Shire offset by funds used in operations.

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Management’s Discussion and Analysis continued

The increase in value of the Canadian dollar relative to the U.S. dollar this quarter has had a positive impact on our use of cash resources as the majority of our research and development contracts are negotiated in U.S. dollars and will continue to be in the future. As at December 31, 2004, the majority of our cash and short-term investments are denominated in Canadian dollars. The milestone payment from Shire that we received in the quarter was denominated in U.S. dollars and we expect to use this cash to fund our U.S. denominated goods and services over the next several quarters which should reduce our exchange rate risk during this period of currency volatility. We anticipate that any additional revenues received in U.S. dollars will remain in that currency to further reduce exchange rate exposure. We currently do not engage in foreign exchange hedges.

Capital expenditures of $93,000 that we made during Q3-2005 were consistent with our level of purchases during Q3-2004 of $92,000. Additional office renovations are underway to accommodate our growth in personnel. Several departments in both development and administrative areas are expanding to add critical resources for AMD3100 development.

Outstanding Share Data

As at December 31, 2004, we had approximately 31.8 million issued and outstanding common shares. In addition, as at the same date, we had approximately 3.2 million stock options outstanding to purchase common shares at exercise prices ranging from $1.75 to $20.10. The maximum number of authorized common shares available for issuance under our stock option plan is 5,100,000 (Q1-2005 – 3,600,000). We believe that this number will be sufficient to support our option granting program for at least the next three years. See the “Share Capital” note in the accompanying unaudited interim financial statements for more details.

RISKS AND UNCERTAINTIES

Our cash on hand, together with expected interest income, supplemented by contractual payments on existing licensing agreements (including the milestone payments from Shire described under “Overview” above), is expected to be sufficient to fund our operations as previously described into Fiscal 2007. Our funding needs may, however, vary depending upon a number of factors including progress in our research and development programs and the number and breadth of these programs; the costs associated with completing clinical trials and the regulatory process; collaborative license agreements with third parties; our ability to attract and retain corporate partners and their effectiveness in carrying out the development and commercialization of product candidates; the costs of licensing or acquiring additional products for development; competing technological and market developments; and the costs of enforcing and prosecuting patent claims and other intellectual property rights. In the future we will need to raise substantial additional funds to continue our research and development programs and to commence, or to continue, the preclinical studies and clinical trials necessary to obtain marketing approval. We continually evaluate opportunities to raise cash through new commercial partnerships and potential equity financings but we cannot assure you that we will be able to obtain additional financing upon acceptable terms.

Risks and uncertainties related to our financial performance and certain industry factors are discussed in detail in the “Management’s Discussion and Analysis” section of our 2004 Annual Report and the “Risk Factors” section of our Annual Information Form filed July 23, 2004, and remain substantially unchanged.

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Balance Sheets

(In thousands of Canadian dollars)	As at	As at	(In thousands of Canadian dollars)	As at	As at
	December 31	March 31		December 31	March 31
	2004	2004		2004	2004
	(unaudited)	(audited)		(unaudited)	(audited)
ASSETS			LIABILITIES AND SHAREHOLDERS’ EQUITY
Current assets			Current Liabilities
Cash and cash equivalents	$43,227	$40,608	Accounts payable and
Short-term investments	26,815	25,012	Accrued liabilities (note 8)	$2,334	$3,668
Accounts receivable	331	352	Shareholders’equity
Prepaid expenses	1,120	565	Share capital (note 6)
Current portion of security deposit	150	150	Issued and outstanding:
	71,643	66,687	Common shares – 31,823,953	153,764	153,452
Security deposit	100	100	(March 31, 2004 – 31,740,148)
Long-term investment (note 5)	488	—	Additional paid-in capital (note 6)	1,332	401
Property and equipment, net	2,845	2,930	Accumulated deficit	(82,354)	(87,804)
				72,742	66,049
	$75,076	$69,717		$75,076	$69,717

See accompanying notes to the
interim financial statements.

On behalf of the Board:

“Willem Wassenaar”

“Julia Levy”

Willem Wassenaar

Julia Levy
Director

                        Director

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Statements of Operations

(In thousands of Canadian dollars)	For the three months ended December 31		For the nine months ended December 31
(unaudited)	2004	2003	2004	2003
Revenue		(restated)		(restated)
Licensing (note 4)	$21,600	$33	$23,921	$67
Expenses
Research and development (note 2)	4,380	3,451	13,461	10,309
General and administrative (note 2)	1,639	999	4,703	3,589
Amortization (note 2)	218	301	668	885
	6,237	4,751	18,832	14,783
	15,363	(4,718)	5,089	(14,716)
Other income (expense)
Interest income	364	309	1,032	1,116
Foreign exchange gain	121	-	121	-
Other expenses (note 5)	-	-	(792)	-
	485	309	361	1,116
Net income (loss)	$15,848	$(4,409)	$5,450	$(13,600)
Income (loss) per common share	$0.50	$(0.17)	$0.17	$(0.52)
Diluted income (loss) per common share	$0.48	$(0.17)	$0.16	$(0.52)

See accompanying notes to the interim financial statements.

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Statements of Changes in Shareholders’ Equity

(In thousands of Canadian dollars, except share amounts)
(unaudited)	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders’ equity
Balance at March 31, 2004	31,740,148	$153,452	$(87,804)	$401	$66,049
Issued for cash	450	3	-	-	3
Issued on exercise of options	15,800	66	-	(15)	51
Stock-based compensation	-	-	-	230	230
Net loss	-	-	(3,814)	-	(3,814)
Balance at June 30, 2004	31,756,398	153,521	(91,618)	616	62,519
Issued for cash	10,860	48	-	-	48
Issued on exercise of options	45,498	144	-	(3)	141
Stock-based compensation	-	-	-	374	374
Net loss	-	-	(6,584)	-	(6,584)
Balance at September 30, 2004	31,812,756	153,713	(98,202)	987	56,498
Issued for cash	1,600	10	-	-	10
Issued on exercise of options	9,597	41	-	(4)	37
Stock-based compensation	-	-	-	349	349
Net income	-	-	15,848	-	15,848
Balance at December 31, 2004	31,823,953	$153,764	$(82,354)	$1,332	$72,742

	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders’ equity
Balance at March 31, 2003	25,721,848	$125,774	$(70,273)	$16	$55,517
Issued for cash	3,100	7	-	-	7
Stock-based compensation	-	-	-	113	113
Net loss (restated)	-	-	(4,979)	-	(4,979)
Balance at June 30, 2003	25,724,948	125,781	(75,252)	129	50,658
Stock-based compensation	-	-	-	78	78
Net loss (restated)	-	-	(4,212)	-	(4,212)
Balance at September 30, 2003	25,724,948	125,781	(79,464)	207	46,524
Issued on exercise of options	2,333	7	-	-	7
Issued for cash pursuant to public financing	6,000,000	29,400	-	-	29,400
Share issue costs	-	(1,786)	-	-	(1,786)
Stock-based compensation	-	-	-	90	90
Net loss (restated)	-	-	(4,409)	-	(4,409)
Balance at December 31, 2003	31,727,281	$153,402	$(83,873)	$297	$69,826

See accompanying notes to the interim financial statements.

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Statements of Cash Flows

(In thousands of Canadian dollars)	For the three months ended December 31		For the nine months ended December 31
(unaudited)	2004	2003	2004	2003
		(restated)		(restated)
Cash provided by (used in):

Operations:
Net income (loss)	$15,848	$(4,409)	$5,450	$(13,600)
Items not involving cash
Amortization	218	301	668	885
Loss on disposal of property and equipment	-	10	7	10
Loss on revaluation of investments	-	-	792	-
Compensatory stock options	349	90	953	281
Changes in non-cash operating working capital
Accounts receivable	6	7	21	(102)
Prepaid expenses	(532)	(183)	(555)	(142)
Accounts payable and accrued liabilities	(678)	467	(1,334)	(392)
	15,211	(3,717)	6,002	(13,060)
Investments:
Net sale (purchase) of short-term investments	6,903	(4,885)	(3,083)	43,009
Purchase of property and equipment	(93)	(92)	(590)	(273)
	6,810	(4,977)	(3,673)	42,736
Financing:
Decrease in capital lease obligations	-	(99)	-	(170)
Issuance of shares, net of share issue costs	47	27,621	290	27,628
	47	27,522	290	27,458
Increase in cash and cash equivalents	22,068	18,828	2,619	57,134
Cash and cash equivalents, beginning of the period	21,159	39,339	40,608	1,033
Cash and cash equivalents, end of the period	$43,227	$58,167	$43,227	$58,167

See accompanying notes to the interim financial statements.

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Notes to the Financial Statements

1.

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information. These interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2004 Annual Report filed with the appropriate Securities Commissions.  All amounts are expressed in Canadian dollars unless otherwise indicated.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and deficit, and cash flows at December 31, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2.

CHANGES IN ACCOUNTING POLICIES

Stock-based Compensation

The Company adopted a change in accounting for employee stock-based awards for the year ending March 31, 2004. In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stockbased Payments, compensation expense has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003. The transitional provisions outlined by CICA Handbook Section 3870, whereby all options granted, modified or settled since April 1, 2003 be recorded as compensation expense using the fair value method, are utilized in this calculation. Prior to the adoption of this method, the Company disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method. As the change was implemented in the third quarter of Fiscal 2004, the first and second quarter figures for Fiscal 2004 have been restated. The changes result in an increase in research and development expense of $65,000 and $201,000 and in general and administrative  expense of $21,000 and $67,000, in the comparative financial statements for the respective three and nine month periods.

Patents

Effective April 1, 2003, the Company changed its accounting policy regarding the capitalization of amounts related to the initial patent costs associated with the protection of intellectual property to the expensing of all patent costs in the period in which they are incurred. The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions. As the change was implemented in the fourth quarter of Fiscal 2004, the first, second and third quarter amounts for Fiscal 2004 have been restated, resulting in a decrease in amortization expense of $77,000 and $204,000 and an increase in research and development expense of $117,000 and $508,000, in the comparative financial statements for the respective three and nine month periods.

These restatements resulted in an increase to the loss per common share to $0.52 from $0.51 for the nine month period ended December 31, 2003. The three month loss per common share of $0.17 remains the same.

3.

INCOME (LOSS) PER COMMON SHARE DATA

Income (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is computed in accordance with the treasury stock method assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance. Diluted loss per common share does not differ from loss per common share where the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

4.

LICENSING REVENUE

On October 27, 2004, Shire Pharmaceuticals Group, plc received FDA approval of FOSRENOL which triggered a milestone payment to the Company of U.S.$18 million. In March 2004, AnorMED sold the global patent rights for FOSRENOL to Shire. Under the terms of the agreement Shire agreed to pay U.S.$18 million upon regulatory approval in the U.S., U.S.$7 million when FOSRENOL received approval in the relevant European countries

- 22 & 23 -

Notes to the Financial Statements

4.             LICENSING REVENUE continued

(U.S.$1 million was paid upon regulatory approval in Sweden in March 2004) and U.S.$6 million upon regulatory approval in Japan.  In consideration of these payments, Shire’s royalty obligations to AnorMED would cease throughout the world.

As there were no undelivered elements associated with this non-refundable payment of U.S.$18 million, it was fully recognized as licensing revenue in the quarter ended December 31, 2004. The milestone payment was made upon achievement of a specific regulatory milestone within the agreement, the Company has complied with the transfer of the patent rights within the same period and has no further involvement or obligation to perform related to that specific element of the arrangement.

5.

LONG-TERM INVESTMENT

The Company’s long-term investment represents a portfolio investment of 243,711 NeoRx Corporation common shares which is accounted for using the cost method. The common shares were received as partial consideration when the Company licensed NX473 (formerly AMD473) to NeoRx in April 2004. The shares were originally recorded at their fair value upon acquisition of U.S.$4.10 per share and were classified as a short-term investment. As a result of a decline in the market value of the shares listed on the NASDAQ exchange, impairment charges of $639,000 at June 30, 2004 and $153,000 at September 30, 2004 were included in other expense. No impairment charges were recorded at December 31, 2004.

At December 31, 2004, the NeoRx common shares were reclassified as a long-term investment in order to reflect changes in management’s intentions with respect to the investment. As at December 31, 2004, the investment had a carrying value of $488,000 and a quoted market value of $612,000.

6.

SHARE CAPTIAL

Incentive Stock Option Plan

At December 31, 2004, the Company had 3,212,363 stock options outstanding (of which 2,526,640 are exercisable) at a weighted average exercise price of $6.17 per common share and expiring at various dates from November 4, 2006 to June 9, 2014.

Details of the stock option transactions for the nine months ended December 31, 2004 are summarized as follows:

	Number of stock options outstanding	Weighted average share price
Balance, March 31, 2004	2,954,870	$6.01
Options granted	360,590	7.66
Options exercised	(70,895)	3.23
Options cancelled	(32,202)	7.30
Balance, December 31, 2004	3,212,363	$6.17

Stock-based Compensation Expense

The Company recognized $11,000 (2003 - $4,000) in compensation expense for the quarter ended December 31, 2004, as a result of stock options awarded to non-employees in previous fiscal periods. The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense.

Compensation expense of $338,000 (2003 - $86,000) has also been recognized for employee stock-based awards granted, modified, or settled since April 1, 2003, using the fair value method. The expense was recorded as personnel costs, in research and development expense $254,000 (2003 - $65,000) and in general and administrative expense $84,000 (2003 - $21,000), in the financial statements.

- 24 & 25 -

Notes to the Financial Statements

6.             SHARE CAPITAL continued

The following pro forma financial information reflects the net income (loss) per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Handbook Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using a fair value method:

	For the three months ended December 31		For the nine months ended December 31
	2004	2003	2004	2003
Net income (loss) – as reported	$15,848	$(4,409)	$5,450	$(13,600)
Net income (loss) – pro forma	$15,814	$(4,584)	$5,233	$(14,336)

Income (loss) per common share – as reported	$0.50	$(0.17)	$0.17	$(0.52)
Income (loss) per common share– pro forma	$0.50	$(0.17)	$0.17	$(0.55)

Diluted income (loss) per common share – as reported	$0.48	$(0.17)	$0.16	$(0.52)
Diluted income (loss) per common share – pro forma	$0.48	$(0.17)	$0.16	$(0.55)
The weighted average fair value of stock options,
per share granted during the period	$4.30	-	$5.60	$2.25

The fair value of each stock option grant was estimated  on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the three months ended December 31		For the nine months ended December 31
	2004	2003	2004	2003
Expected life of the option in years	5.0	-	7.8	9.0
Volatility	70.59%	-	71.75%	75.93%
Dividend yield	0.0%	-	0.0%	0.0%
Risk-free interest rate	3.90%	-	4.41%	5.02%

AnorMED’s shareholders approved an amendment to the Incentive Stock Option Plan which changed the contractual life of future option grants to five years from the original ten years. This change was approved September 16, 2004, made retroactive to June 30, 2004, and is reflected in all of the weighted average assumptions listed above.

- 26 & 27 -

Notes to the Financial Statements

6.             SHARE CAPITAL continued

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001, and may not be representative of future amounts since the estimated fair value of stock options is amortized over their three year vesting period and additional options may be granted in future periods.

Additional Paid-in Capital

During the third quarter, 9,597 options were exercised by employees. Of these, 1,898 options were granted after April 1, 2003, therefore $4,000 of additional paid in capital was reclassified to share capital.

7.

COLLABORATIVE AGREEMENTS

The Company has established collaborative agreements with certain academic and corporate laboratories that provide resources and expertise which complement the Company’s research and development program. Total committed expenditures outstanding, assuming completion of these contracts, are approximately $6,537,000 at December 31, 2004 (2003 - $3,069,000).

8.

SUPPLEMENTARY INFORMATION

Accounts payable and accrued liabilities

	At December 31 2004	At March 31 2004
Trade accounts payable	$417	826
Collaborative agreements	806	1,194
Employee-related accruals	842	1,155
Other	269	493
	$2,334	3,668

Supplementary information of cash flows

For the three months ended December 31			For the nine months ended December 31
	2004	2003	2004	2003
Interest received	$199	$318	$909	$1,502
Interest paid	-	(1)	-	(7)

9.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the financial statement presentation  adopted in the current period.

Company Contact Elisabeth Whiting, M.Sc. Vice-President, Corporate Development & Communications
AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone: Facsimile: Email: Website:	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com
The Company's common shares are traded on the Toronto Stock Exchange under the symbol AOM.

AnorMED

- 28 & 29 -

Good Chemistry

AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone: Facsimile: Email: Website:	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com
The Company's common shares are traded on the Toronto Stock Exchange under the symbol AOM.

Form 52-109FT2 -- Certification of Annual Filings During Transition Period

I, Michael J. Abrams, President and Chief Executive Officer of AnorMED Inc.  certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of AnorMED Inc. (the “issuer”) for the interim period ending December 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

February 11, 2005.

“Michael J. Abrams”
Michael J. Abrams President and Chief Executive Officer

Form 52-109FT2 -- Certification of Interim Filings During Transition Period

I, William J. Adams, Chief Financial Officer of AnorMED Inc.  certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of AnorMED Inc. (the “issuer”) for the interim period ending December 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

February 11, 2005.

“W.J. Adams”
William J. Adams Chief Financial Officer